Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all of its officers and employees, including those employed by subsidiaries, in all countries where CIBC does business. CIBC has filed a copy of the Code of Conduct as an exhibit to this Annual Report on Form 40-F.

CODE OF CONDUCT

October 2003

Table of Contents

Table of Contents	1
Introduction	3
Application	3
Following these principles	3
Responsibility of managers	3
Other requirements	4
Further guidance	5
Exceptions	5
Revisions	5
Breach of CIBC’s principles or policies	5
Criminal offences	6
Reporting violations	6
1 Honesty, Integrity and Following the Law	7
1.1 Following the law	7
1.2 Honesty and integrity	7
1.3 Money laundering	8
1.4 Full and Fair Disclosure	9
2 Conflicts of Interest	10
2.1 Gifts, benefits and entertainment	10
2.2 Personal borrowing and lending	11
2.3 Bequests and personal appointments	12
2.4 Community activity	12
2.5 Employment and business activities outside of CIBC	13
2.6 Recommending services or products to customers	15
2.7 Purchasing and selling assets and services	16
2.8 Managing portfolios and/or processing transactions	16
2.9 Signing/Trading authorities and Powers of Attorney	17
3 Workplace Behaviour	18
3.1 Harassment and discrimination	18
3.2 Safety and security in the workplace	18
3.3 Alcohol and drug use	19
4 Providing Service to Our Customers	20
4.1 Customer service	20
4.2 Confidentiality and privacy	21
4.3 Inside information and personal securities trading	24
4.4 Tied selling	26
4.5 Anti-competitive practices	27
4.6 Electronic communication	27
4.7 Maintaining records	28

5 Protecting CIBC’s Assets	30
5.1 CIBC’s assets	30
5.2 Computer resources	30
5.3 Dealing with our suppliers	31
5.4 Directorships in subsidiaries or affiliates of CIBC	32
5.5 Expenses	32
5.6 CIBC’s image	32
5.7 Internal and regulatory investigations	33

Index

Appendix 1

Introduction

Application

The Code of Conduct (“Code”) of Canadian Imperial Bank of Commerce (“CIBC”) applies to all employees (full-time, part-time, casual and contract) of CIBC, including those employed by subsidiaries, in all countries where CIBC does business. The principles outlined in this document are intended to:

•	establish a minimum global standard of conduct by which all CIBC employees are expected to abide,

•	protect the business interests of CIBC, its employees and customers,

•	maintain CIBC’s reputation for integrity, and

•	ensure that CIBC, through its employees, complies with applicable legal and regulatory obligations.

The principles in the Code are the individual and collective responsibility of all employees.

For purposes of this Code, the workplace means any place where an employee conducts business or socializes on behalf of CIBC, or is present as a result of being employed by CIBC.

The workplace includes but is not limited to:

•	all CIBC facilities,

•	hotels, airplanes, meeting and training facilities, while working or travelling on company business,

•	meetings at customer facilities and events sponsored by them, and

•	all CIBC-sponsored dinners, golf tournaments, sales meetings, lunches, conventions and conferences.

Following these principles

The principles in the Code are extremely important because they establish a minimum standard of conduct for all employees at all levels and ensure a consistent and high standard of ethical conduct no matter where a customer, supplier or other person or entity may have contact with CIBC.

Employees must familiarize themselves with and carefully follow the principles in their daily activities. All employees must act, and must also be seen by their customers, suppliers, regulators, communities and shareholders (“Stakeholders”) to be acting, in accordance with these principles.

Employees are also responsible for managing risk effectively and preventing losses.

Responsibility of managers

It is the responsibility of each employee to ensure they understand these principles, but it is the additional responsibility of members of management to reinforce and monitor adherence to them.

In addition, managers should:

•	understand what is expected of them to reduce risk and losses,

•	obtain the expert support needed to navigate the often complex issues that arise when an employee fails to meet prescribed standards of conduct, and

•	choose an appropriate, consistent course of action that considers any valid, mitigating factors.

The role of managers is to ensure all employees:

•	understand the required standards of behaviour and the consequences for failure to meet them, and

•	ensure employees understand their responsibilities as set out in the Code.

Where employees seek assistance or report violations, managers must address issues and obtain guidance from appropriate resource groups as and when required.

In the event of serious misconduct on the part of an employee (e.g., criminal actions, conflicts of interest, intentionally inputting inaccurate data into CIBC’s information systems or failing to carry out due diligence), managers should follow the guidelines set out in the Code and other relevant CIBC policies and procedures.

Other requirements

The Code outlines basic principles that apply generally across CIBC. In addition, CIBC has adopted policies and procedures on specific topics that are applied across the bank, with which employees are expected to familiarize themselves and comply. Some areas in CIBC, including subsidiaries, have supplementary codes of conduct, policies, procedures, standards and guidelines that contain additional requirements applicable to those businesses and jurisdictions. Employees who are subject to those additional requirements will need to review, understand and conform to them, in addition to the principles set out in the Code.

All employees are expected to regularly review CIBC’s intranet sites to determine whether any additional policies and/or procedures posted on these sites are applicable to them. An employee also must ensure he or she understands and follows the requirements set out in any employment agreement signed when hired by CIBC. If there is any inconsistency between requirements, the higher standard applies.

Some employees of CIBC are members of professional bodies or are licensed in various capacities relating to the work they do at CIBC. Those employees are also expected to meet the requirements of those professional or licensing bodies and face discipline should they fail to do so.

CIBC has an obligation to report misconduct by licensed employees or managers to regulators, even when the misconduct is discovered after an employee has left CIBC.

In the unlikely event that there appears to be a conflict with CIBC’s requirements, employees should consult their manager and the Legal and Compliance Division before taking action.

Further guidance

The Code only covers generally the many situations that employees may encounter. The supplementary codes of conduct, as well as compliance manuals and credit and operational procedures in business areas, provide further guidance on these issues. If in doubt about what to do in a particular situation, an employee should seek assistance before continuing, by obtaining further information from those materials, discussing the matter with their manager or contacting the appropriate resource person for support.

This document sets out general principles. Some situations may not be specifically addressed in the Code. In these cases, proper judgement should be exercised and, as appropriate, the employee should seek further guidance.

Exceptions

Some situations may warrant making exceptions to these requirements. All requests for exceptions should be discussed first with an employee’s manager. If the manager agrees to pursue the request, then the Legal and Compliance Division should be consulted before the intended action is taken. In Canada, requests for exceptions related to employee issues may be routed through your Employee Relations Consultant or Employee Relations, HR Policy & Governance.

Revisions

These principles will be revised from time to time due to changing legal, regulatory and market environments. The current version of the Code (and appendices applicable to Business Units) is available on the CIBC Legal and Compliance Intranet site. Suggestions for changes should be directed to the Legal and Compliance Division.

Breach of CIBC’s principles or policies

Employees must all be seen by customers, the community and shareholders to be honest and above reproach at all times. Day after day, most employees follow CIBC’s principles and demonstrate a high level of professional behavior. Unfortunately, there are rare occasions when an employee violates these principles. To uphold our commitments to our Stakeholders, CIBC will act to protect the Bank’s image and reputation and avoid possible legal penalties.

Any violation of CIBC’s policies, procedures, standards or guidelines, or applicable laws and regulations, including the requirements set out in the Code, may impact an employee’s performance assessment and incentive pay.

In addition, violations could result in disciplinary action, including dismissal without notice or payment in lieu of notice, depending on the severity of the situation. Violations could also result in civil and/or criminal penalties and/or fines.

Any employee who has:

•	engaged in criminal activities during the course of their duties,

•	allowed a situation causing a material conflict of interest to arise,

•	intentionally input inaccurate information into CIBC’s records,

•	deliberately failed to carry out due diligence or to process transactions accurately,

•	knowingly accepted improper documentation,

•	made improper use of bank accounts (including suspense accounts),

•	forged a signature, or signed on behalf of a client (except under a limited power of attorney or on written authorization of a customer to facilitate a transaction) or other person, and/or

•	processed a transaction without proper client authorization and documentation will face disciplinary action, up to and including termination of employment, even when done for the sake of convenience or where there is no loss to CIBC.

Criminal offences

An employee has an obligation to CIBC to notify their manager – as soon as possible – if they are charged with or convicted of theft, fraud or any other criminal offence. Registered or licensed employees must, in some cases, also disclose the circumstances to a regulatory agency. Managers who receive such a report must immediately inform Employee Relations and the Legal and Compliance Division.

Reporting violations

Our success in upholding our commitments also relies on employees reporting facts and incidents that may involve a breach of these principles.

An employee must promptly report any activities or practices (by themselves or others) if the employee has good reason to believe any part of the principles in the Code have been violated. Failure to report may result in disciplinary action, up to and including dismissal.

An employee can report any suspicious request, activity or practice to their manager, Employee Relations, the Legal and Compliance Division, or Corporate Security. Managers have a responsibility to seek proper guidance from the Legal and Compliance Division when such activity is reported to them. Employees may also report concerns regarding accounting, internal accounting controls or auditing matters through procedures established by the Audit Committee of the Board of Directors for the confidential, anonymous handling of such concerns.

Should an employee report suspicious activities or practices, the report will be treated confidentially to the extent possible and consistent with CIBC’s responsibility to address the issue raised. No person is subject to retaliation for reporting suspicious activity in good faith. No employee may attempt to intimidate or retaliate (directly or indirectly) against an employee who makes such a report. An offending employee will face disciplinary action for taking retaliatory action against another employee.

1 Honesty, Integrity and Following the Law

1.1     Following the law

CIBC is subject to numerous laws and regulations in jurisdictions in which we carry on business which have an impact on the products and services we are able to offer and the ways in which we offer them. Violation of the law can affect CIBC’s reputation and our ability to carry on business.

Each employee is responsible for knowing and understanding the laws, rules and regulations applicable to the performance of his or her duties at CIBC and complying with both the letter and spirit of these laws, rules and regulations. Ignorance of the law is not a valid defense if the law has been contravened.

Employees must not knowingly or actively assist in activity that is criminal in the jurisdictions in which CIBC conducts business.

Employees who encounter situations where the requirements of the Code appear to conflict with local requirements must advise their manager. They or their manager must discuss the situation with the Legal and Compliance Division regarding an appropriate course of action.

Many of the requirements in the Code involve legal and regulatory obligations that apply to CIBC and its employees. For example, CIBC is legally required to preserve the confidentiality of customer information and must follow laws regarding potential money laundering situations. In some cases, a breach of those obligations may result in penalties to CIBC and its employees, including fines and/or imprisonment.

Complying with the requirements of the Code will assist employees in following the law. If employees want more information or clarification of the laws and regulations that apply to their business area or functions, they should contact their manager or the Legal and Compliance Division.

1.2     Honesty and integrity

The financial services industry in which CIBC operates is built on the highest level of trust. Integrity is a cornerstone of our business. Employees must act honestly and fairly and exhibit high ethical standards in their dealings with all Stakeholders. Engaging in dishonest or unethical activity negatively affects employees and CIBC. It erodes client trust and may weaken our reputation within the community.

All communications must be truthful, and must not intentionally directly or indirectly mislead others.

Involvement or even attempted involvement in dishonest activity is unacceptable and may result in disciplinary action, up to and including termination of employment.

Should an employee suspect a customer or an employee of dishonest or unethical activity, it is their responsibility to report the matter to their manager or to Corporate Security. Should an employee suspect their manager, they should contact Corporate Security or Employee Relations.

Some examples of dishonest activity are:

Theft and Fraud – An employee must not steal from or commit fraud against CIBC, its customers, other employees or other parties, or attempt or assist others to do so. This includes manipulation of internal accounting records.

Forgery – An employee must not impersonate or sign any document on behalf of a customer or another employee. This does not preclude signing a document under a limited power of attorney or on the written authorization of a customer to facilitate a transaction on their behalf. As set out in section 2.9, employees are prohibited from accepting a grant of signing authority or power of attorney over a customer’s account.

Kiting – “Kiting” is the term for fraudulently obtaining unauthorized credit or cash by manipulating the clearing system or banking machines. Such activity is a criminal act and will not be tolerated, even if it does not cause a loss to CIBC. Employees must not engage in kiting and should be alert to detect and respond to kiting by customers.

Tax Evasion – Employees must not counsel others to evade taxes, nor in performing their duties knowingly contribute to evasion of taxes by a customer, vendor, employee or other party.

Tax evasion is the willful attempt by a taxpayer to suppress an accurate determination of the nature and amount of the liability for tax, as opposed to tax avoidance which is the reduction, deferral or elimination of taxes by taking advantage of the most beneficial provisions of the relevant tax legislation.

Extortion, Bribery and “kickbacks” – Under no circumstances is an employee to directly or indirectly offer or agree to give a bribe (in the form of a payment, loan, reward or other advantage) or engage in extortion.

Similarly, an employee must not engage in illegal “kickbacks” of a portion of a contract payment to an employee of the other contracting party or utilize other techniques, such as subcontracts, purchase orders or consulting agreements, to channel payments to government officials or to an employee of the other contracting party, their relatives or business associates. As well, an employee is prohibited from accepting kickbacks or secret commissions or any proceeds of a loan to a client.

1.3     Money laundering

Unfortunately, in today’s world, the financial system attracts criminals who wish to use our industry to conceal or legitimize cash that has been generated from a criminal activity. Typically, the aim of the criminal is to convert illegally obtained funds into some form of a bank deposit or security that can be used without suspicion. This activity, called money laundering, is illegal, and most countries have imposed legislation which places legal obligations on financial institutions to prevent, detect through monitoring and report suspicious activities.

Employees must follow procedures regarding prevention of money laundering which are designed to ensure CIBC complies with applicable money laundering legislation and regulatory requirements. An employee’s regional Legal and Compliance Division can provide guidance on local policies and procedures.

1.4     Full and Fair Disclosure

All employees involved in preparing or providing information for inclusion in any reports or documents which CIBC is required to file with any governmental or regulatory agency or any public communications are responsible for ensuring that (i) information provided is complete, accurate and current, and (ii) reports and documents are prepared in conformity with all regulatory requirements and filed in a timely manner. In addition, all such employees must produce full, fair, accurate, timely and understandable disclosure in reports and documents that CIBC files with, or submits to, regulators as well as in public communications made by CIBC.

If an employee becomes aware of a materially inaccurate or misleading statement in a public communication, the employee must report it immediately to the General Counsel of CIBC. Making false or misleading statements to external auditors can be a criminal act that can result in severe penalties. No employee may directly or indirectly take any action to fraudulently influence, coerce, manipulate or mislead CIBC’s independent public auditors for the purpose of rendering CIBC’s financial statements misleading.

2 Conflicts of Interest

Conflicts can occur between the interests of employees, CIBC, customers and suppliers. Concern over conflicts of interest (or the appearance of conflicts) is the source of many of the principles outlined in this document.

Employees must take care to ensure that they identify and avoid any situation of actual or apparent conflict of interest, whether the situation involves the employee directly or a member of the employee’s immediate family.

Even when an employee believes that their actions would not be influenced, they must take steps to ensure that concerns regarding even an appearance of conflict are adequately addressed. In some cases where a conflict exists, this will mean that another employee will have to conduct the transaction or manage the account.

In resolving conflicts, employees must subordinate their personal interests to those of CIBC, its customers or its suppliers, as the case may be.

An employee should seek the advice of his or her manager with any questions or concerns and must immediately disclose to such manager any material transaction or relationship that reasonably could be expected to give rise to an apparent or actual conflict. The employee or his or her manager can obtain support from the Legal and Compliance Division, if necessary, and under certain circumstances may be required to obtain its prior approval.

2.1     Gifts, benefits and entertainment

On occasion, existing or potential customers or suppliers may want to give an employee a gift, benefit or provide entertainment. In some circumstances, accepting them will not raise a conflict of interest. However, gifts, benefits and entertainment may also be seen by others to be a bribe or an inducement that clouds objective and fair business decisions.

Employees must not accept, or give, a cash gift – or a gift that is similar to cash such as a cheque, money order or gift certificate – from, or to, existing or potential customers, suppliers or their employees. Any payment made to a third party by or on behalf of CIBC must be made only for the identifiable service performed by the third party, and the payment must be reasonable in relationship to the services performed.

Employees may give or accept another type of gift, benefit or entertainment, provided that each of the following is true:

•	it is of nominal value. “Nominal” means:

•	entertainment, including meals and social activities, the cost of which is within normal business practices, or

•	a gift or benefit which in an employee’s best assessment is approximately $100 or less and within normal business practices,

•	it is not solicited,

•	it is not given or received in return for doing a specific transaction with a customer or supplier – (for example, employees may not accept a gift, benefit or entertainment in return for a credit-related transaction or a contract with a supplier),

•	it is not given or received in return for the referral of business, except for approved referral payment arrangements, and is not otherwise offered with an ulterior motive, such as an attempt to influence any other type of decision made in the course of regular work duties,

•	if knowledge of the situation were to become public, it would not adversely affect CIBC’s reputation, and

•	it is not illegal.

An employee may not give or receive a gift, benefit or entertainment when they know that doing so will violate the business practices of the other party.

Benefits

Benefit means any other offer made to an employee that provides him or her with a benefit or advantage, such as a discount from a customer or supplier.

Travel and accommodation

Employees generally may not accept travel and accommodation offered purely for their personal use. This means, for example, that an employee may not accept free use of a vacation condominium for their family from a customer or supplier. The employee’s manager, as well as the Legal and Compliance Division, must approve any exceptions.

If it is in the interests of both CIBC and a customer, and if the employee obtains prior approval from their manager, it may be permissible to accept partial payment from a customer for travel and accommodation to a business function. Customer payment of travel expenses for a spouse or family member is prohibited.

Gifts, benefits and entertainment that exceed a nominal value

Employees may encounter a situation where refusal of a gift, benefit or entertainment of more than a nominal value may jeopardize their relationship with a customer. In this situation, an employee must consult with their manager as soon as possible to obtain their guidance. The manager may in turn need to consult with their manager or the Legal and Compliance Division on whether the gift, benefit or entertainment can be accepted.

Paying for gifts and entertainment

If an employee gives a gift or provides entertainment to a customer or supplier in the course of their duties at CIBC, the expenses incurred in doing so must conform to CIBC’s expense procedures. Employees should speak to their manager to obtain additional information.

2.2     Personal borrowing and lending

Borrowing from or lending personal funds to an existing or potential customer or supplier can be seen as a conflict of interest, even though the actions of the employee may be sincere. This action could affect an employee’s image and objectivity in performing their duties at CIBC.

Employees must not borrow from or lend personal funds or other personal property to any customer or supplier with whom they have an ongoing or potential relationship at CIBC, or use this relationship so that others related to them can do so. This does not apply if the customer is a financial intermediary such as a department store or other financial institution and the employee borrows on normal customer terms.

Employees must exercise caution in borrowing from or lending personal funds to another employee, particularly an employee they supervise, and avoid borrowing or lending which could give rise to a conflict of interest.

2.3     Bequests and personal appointments

There may be a time when a customer seeks to make an employee a beneficiary in a will or under a trust. In other cases, a customer may seek to appoint an employee as a personal representative to act on their behalf. Such actions raise the potential for a conflict of interest, as they may create the appearance that improper influence was exercised.

If a CIBC employee learns that a customer, other than a family member, is considering making the employee a beneficiary in a will or under a trust or appointing him or her as a personal representative (such as a trustee, executor or through the grant of a power of attorney), the employee must advise their manager and make every effort to prevent the customer from making the bequest or appointment.

If an employee learns that a customer, other than a family member, has already made the CIBC employee a beneficiary or personal representative, the employee must advise their manager and the manager must consult with the Legal and Compliance Division. If it is determined that a real or apparent conflict of interest may exist, the employee may need to renounce the bequest or appointment, and/or stop processing transactions or managing accounts for the customer.

CIBC and other companies in the CIBC Group, except CIBC Trust and other subsidiaries that are licensed to carry on trust business or act in a fiduciary capacity, must never be appointed as a trustee or other personal representative of a customer or other party.

2.4     Community activity

Non-profit organizations

As an active member of the community, CIBC encourages and recognizes its employees for their volunteer work. Donations are a big part of support for nonprofit organizations, including the causes that CIBC supports as an organization. However, employees must be aware that, in some cases, generating donations while at work can suggest to our customers or suppliers that they have an obligation to support a non-profit organization in order to maintain their relationship with CIBC. Similarly, soliciting donations from fellow employees may impair working relationships if employees feel obligated to contribute.

Employees may personally promote charitable causes to customers, suppliers and our CIBC colleagues as long as they make it clear that they are contacting them on behalf of the charity. It must be made clear that there is no obligation to contribute and that not supporting those causes will not result in any adverse consequences to their relationship with CIBC.

In the branch or pavilion network, all donation and sponsorship requests should be referred to the branch manager or area sales manager – for review and possible referral to Corporate Communications and Public Affairs. In other business areas, established procedures for donation and sponsorship review should be followed.

Employees should avoid using e-mail systems for the purpose of soliciting donations or contributions, unless properly authorized by their manager. The approval of the Legal and Compliance Division is also required where more than 10 people are being solicited.

Political activity

Absolutely all political contributions by or on behalf of CIBC must be directed through Corporate Communications and Public Affairs. In addition, it is the responsibility of employees making political contributions in their personal capacity to familiarize themselves with all regulatory restrictions and procedures applicable in their region.

Since political views are highly personal, CIBC does not support political activities at work or on CIBC premises or which use CIBC facilities – such as seeking political donations, campaigning or actively promoting political activities – unless authorized by management and Corporate Communications and Public Affairs. Further, managers should never use their position to compel their employees to make a political contribution or to attempt to influence any vote or political activity.

2.5     Employment and business activities outside of CIBC

Circumstances may arise whereby an employee may desire to engage in additional employment or business activities away from CIBC, such as:

•	taking an outside job,

•	engaging in self-employed business activity,

•	running for political office,

•	teaching, lecturing, writing or broadcast activities,

•	becoming involved or investing (other than on a passive basis) in another business,

•	taking a financial interest in a CIBC customer, supplier or other company with a business relationship with CIBC (more directly than a market transaction in the securities of a publicly listed company).

As a general rule, CIBC expects its full-time employees to devote their entire business day to the work of the bank, and all employees are expected to avoid any outside activity, employment, position, association or investment that might interfere or appear to interfere with the independent exercise of an employee’s judgment regarding the best interests of CIBC and its clients.

Examples of outside employment or business activities which may involve a conflict of interest are those that:

•	affect the objectivity and independence of the performance of an employee’s duties and responsibilities at CIBC;

•	conflict with the time required to complete an employee’s duties at CIBC;

•	involve the use of any information about CIBC or its customers, suppliers or employees;

•	involve accepting an opportunity to engage in a business activity or to make an investment of which an employee becomes aware either (i) in connection with his or her functions at CIBC or (ii) through the use of corporate information or property, if the opportunity is one that the employee should reasonably believe would be of interest to CIBC or one that the person offering the opportunity to an employee expects to be offered to CIBC first;

•	place the employee in a position that gives the appearance that the employee represents CIBC;

•	imply that CIBC endorses a particular product, service or company; or

•	involve conducting outside business activity on CIBC time or using computers, software, facilities or other assets of CIBC for that outside activity.

An employee must discuss any outside employment or business activity with their manager before they become involved, to ensure there is no conflict of interest (actual, perceived or potential), and obtain the prior approval of the Legal and Compliance Division if such activity involves another business organization engaged in banking, securities or other financial services or if there is any concern about a possible conflict. An employee must also check any supplemental code of conduct about this matter, since certain divisions prohibit any such employment or business activity.

Employees may not engage in employment or business activity that will or appears to put them in a conflict of interest with their duties at CIBC, including without limitation, starting or taking an active role in a business that competes with or supplies goods and services to CIBC. Further, employees may not own any stock or have any financial interest in any other business organization engaged in providing banking, securities, insurance or other financial services, except for stock ownership or a financial interest in a publicly owned company where the employee does not have a controlling interest. A “controlling interest” is one which enables an employee to direct or cause the direction of the management or policies of an organization through ownership of securities, by contract or otherwise.

Employees must alert and resolve with their manager any new conflicts that arise through an activity, and consult with the Legal and Compliance Division as necessary to resolve any conflicts.

CIBC reserves the right to (i) require an employee to limit or resign his or her outside position or (ii) limit or restrict an employee’s investment including, but not limited to, a reduction in or divestiture of an employee’s interest, at any time when continued participation could give rise to a conflict or the appearance of a conflict of interest or when necessary to resolve any regulatory issues.

Private Securities Transactions

Without limiting the general application of the above polices, no employee may distribute, endorse or promote a private securities transaction (defined below) away from CIBC without first (i) providing a detailed written description to CIBC of the proposed transaction, the employee’s role in it and any selling compensation which may be paid to the employee, (ii) providing CIBC with an opportunity to evaluate the transaction for potential conflicts of interest and/or to participate in any capacity considered appropriate, and (iii) receiving written approval from both an employee’s manager and the Legal and Compliance Division. CIBC may impose any limitations it considers necessary to avoid a conflict of interest or to protect the bank. A “private securities transaction” is any securities transaction outside the regular course or scope of an employee’s employment with CIBC (including, but not limited to, offerings of securities which are not registered under applicable laws – i.e., often called “private placements” – and participations in venture capital or unregistered hedge funds), but excludes transactions among immediate family members for which no selling compensation is received. An Outside Activities Approval Request Form is available on the Legal and Compliance intranet site under “Forms & Standard Agreements” for each region.

Outside directorships (including advisory committees to a board)

A director’s first loyalty should be to the company on whose board they serve. Unfortunately, this loyalty can at times place the employee in a conflict between the interests of CIBC and the outside company. This can occur when CIBC has a business relationship with the company or one of its competitors. As such, this policy is intended to avoid these conflicts.

As a general matter, employees may not serve as a director on the board (or an advisory committee to a board) of an outside company, unless (i) the relevant company is a charitable organization or an educational, professional or social non-profit organization or (ii) an exception is approved by both the employee’s manager and the General Counsel of CIBC.

A request for an exception should be submitted on the Outside Activities Approval Request Form described above. Permission will typically not be granted unless (i) an employee has been requested to serve on a board or advisory committee by CIBC, (ii) there exists some other valid business purpose related to CIBC to justify an exception, or (iii) the company is family related.

2.6     Recommending services or products to customers

CIBC’s relationship with its customers is built on mutual respect, trust and integrity. For this reason, customers may seek employees’ guidance in finding external service providers such as lawyers, accountants and real estate agents.

While employees may provide the names of several external service providers, they should not generally give a recommendation for a specific service provider to a customer. (Sometimes CIBC establishes a list of approved service providers which customers must use regarding a particular product or service. In those cases, employees can and should make such a list known to customers, even though it may limit the customer’s potential choice of service providers.)

Employees may not generally participate in or introduce any client or potential client to any third party engaged in promoting, selling or distributing any financial product or service not marketed through CIBC, whether or not compensation is received for such an introduction, nor recommend, solicit or endorse to any client or potential client any private investment not marketed through CIBC (or imply endorsement by the bank).

Employees must not provide external service providers, promoters or distributors with the names of customers without the customer’s explicit consent, even though the employee may believe the customer would benefit from the services, product or investment.

2.7     Purchasing and selling assets and services

When employees personally – or others close to them – purchase assets or services of customers, suppliers or CIBC, it may create the appearance that favourable terms have been obtained because of the employee’s position with CIBC.

Employees must avoid any conflicts of interest in each of the following:

•	selling assets and services of CIBC;

•	purchasing assets and services of CIBC customers or suppliers;

•	personally, or through close family members, friends or persons acting on their behalf, purchasing assets of CIBC, unless the purchase is made

•	as part of an approved CIBC offer,

•	at an advertised public auction, and

•	with their managers’ agreement that the price is fair and reasonable; and

•	selling personal assets or services (directly or indirectly) to CIBC, its customers or suppliers.

Because of the high risk of a conflict, employees are prohibited from:

•	personally (directly or indirectly) engaging in transactions involving assets of a customer with whom they or any employee they supervise have an ongoing CIBC relationship (this does not prevent employees from conducting retail transactions with a business customer in the normal course of the customer’s business);

•	personally (directly or indirectly) engaging in transactions involving assets on which they know CIBC is realizing a security interest; or

•	purchasing (or recommending purchase to someone else of) real estate, securities or a business that employees know through their duties that CIBC or another party is considering or might be interested in purchasing.

2.8     Managing portfolios and/or processing transactions

Processing transactions for ourselves or persons close to us can be seen as a conflict of interest.

Employees are not permitted to manage, process or approve transactions (even in routine matters) for their own account, accounts of close family members, or accounts of anyone else with whom they share a significant financial or personal interest, or ask an employee in a subordinate position to do so.

This includes lending decisions and imputing data into CIBC systems.

This prohibition also applies to employees who may be acting in a backup capacity, whether on a permanent or temporary basis.

This section does not apply to regulated securities entities, where there are compensating controls.

2.9     Signing/Trading authorities and Powers of Attorney

On occasion, a customer may wish to grant an employee signing authority (or to grant them power of attorney) over their account. As this would give rise to a conflict and the potential for operating losses, employees are prohibited from accepting such authority or power of attorney.

If an employee learns that a customer has already appointed them as a signing authority or named them as an attorney, the employee should immediately inform their manager and request the customer to revoke the authority or appointment.

It is permissible for an employee to be appointed as a signing officer or granted a power of attorney over the account of a family member or a family business/corporation. However, if this authority could create the appearance of a conflict, the employee should discuss the matter with his or her manager.

Registered employees of regulated securities companies are subject to rules more specifically defined in their compliance manuals and procedures.

3 Workplace Behaviour

3.1     Harassment and discrimination

At CIBC, each employee has the right to be respected and to receive fair and equitable treatment. CIBC values diversity, recognizing that by bringing together employees’ unique experiences and strengths as members of a team, they advance CIBC’s business interests while also enriching the workplace and our communities.

All CIBC employees are responsible for conducting themselves in a manner that promotes a productive work environment and exhibits respect for all individuals, including in their dealings with coworkers, clients, suppliers or the public. Therefore, CIBC employees must not discriminate against any Stakeholder on any ground that is protected by human or civil rights law. Employees are required to familiarize themselves with, and adhere to local guidelines and procedures relating to harassment in the workplace.

Harassment of an individual or group on the basis of race, sex or gender, sexual orientation, disability, national or ethnic origin, colour, religion, marital status or any other legally protected category is prohibited at CIBC.

Harassment is any type of unwelcome physical, visual or verbal conduct that:

•	undermines the employment relationship;

•	might reasonably be expected to cause a person offence or humiliation; or

•	makes an individual believe that there has been an improper condition placed on employment.

Each employee is responsible for ensuring that CIBC’s workplace is free of harassment.

Should an allegation of harassment be made, CIBC will handle it in a timely and sensitive manner. The rights of the complainant and the respondent will be respected at all times.

False or malicious complaints of harassment – as opposed to complaints that, even if erroneous, are made in good faith – will be the subject of appropriate corrective/disciplinary action.

For more information on harassment, refer to CIBC’s Harassment in the Workplace - Global Policy and the applicable regional Guidelines/Procedures.

3.2     Safety and security in the workplace

CIBC is committed to providing a safe, secure and respectful workplace.

Employees will not engage in violence in the workplace.

At CIBC, we define violence as the threatened (whether express or implied), attempted or actual use of physical force by one person to cause injury to another person or to cause damage to CIBC’s assets or another individual’s assets. This includes any threatening statement or behaviour which would give a person reasonable cause to believe that they are at risk of injury, whether or not an overt action has occurred.

Examples of violent behaviour include but are not limited to:

•	actions that a reasonable person would view as potentially violent, such as spitting and kicking;

•	any oral or written threats or abuse which could harm another individual or endanger the safety of employees in any way, including physically aggressive behaviour (e.g., waving fists, pushing, stalking, bullying or a coercive exercise of power or authority);

•	demeaning abusive comments that a reasonable person perceives as creating a hostile or offensive work environment; or

•	threats to destroy or damage CIBC’s or another individual’s property (e.g., destruction of other people’s property or personal areas, vandalism, sabotage).

The carrying and use of weapons of any kind are not permitted on CIBC property.

Employees are required to familiarize themselves with, and adhere to, local guidelines and procedures relating to safety and security issues and prevention of violence in the workplace. In an effort to prevent escalation of violence, employees are also expected to report incidents of violence to management, Corporate Security, the Human Resources Consultant or Employee Relations Consultant for their area, or Health and Safety.

3.3     Alcohol and drug use

Employees may not possess or consume alcohol in CIBC facilities unless their manager has given approval. Managers must have approval from their managers.

Illegal drugs and prescription drugs without a prescription must not be possessed or consumed in the workplace at any time.

If alcohol is consumed in the workplace (under management approval), employees are fully accountable for their behaviour. This includes the following:

•	employees must follow all applicable laws and tenancy arrangements (e.g., laws regarding legal drinking age, drinking in public, impaired driving and abusive or violent behaviour), and

•	employees should not become intoxicated or exhibit unprofessional behaviour or harassment. If an employee becomes aware of any such behaviour in CIBC facilities or at a CIBC-sponsored activity, the employee should take steps to address it responsibly or report it to management.

If alcohol is made available at a CIBC-sponsored activity, a member of management should take steps to put in place all appropriate procedures necessary for the safety of employees and the public.

4 Providing Service to Our Customers

4.1     Customer service

Success in building strong relationships with our customers hinges on CIBC’s ability to deliver products, services and advice that will meet their needs.

In dealing with customers employees should:

•	attend to customers first before carrying out other duties;

•	provide customers with timely, responsive and reliable service;

•	treat customers with courtesy, professionalism and respect;

•	fully and honestly disclose rates, terms and conditions of products and services; and

•	keep customers informed.

As prompt resolution of customer complaints is an important part of providing responsive service, employees should be familiar with the complaint resolution procedures in their unit. Since an employee will not always be in a position to resolve customer complaints, they should follow established complaint resolution procedures or consult with their manager or other employees if they are uncertain what to do.

Employees must:

•	understand the features of CIBC’s products and services that they provide;

•	adhere to all operational, credit and compliance procedures; and

•	be prepared to offer alternatives where available and permissible, if CIBC is unable to provide a particular product or service.

Scope of employment duties

Employees must not act outside the scope of their employment duties, delegated authorities and registration (if applicable), including not acting outside the scope of activity which can be carried on by the legal entity (either CIBC or a subsidiary) where they work. Further, employees are responsible for ensuring that in their effort to provide service to customers, they do not violate CIBC’s policies, procedures, guidelines or this Code.

Except in jurisdictions where such consent is not legally required, when customers are referred to another CIBC company for services, their information may not be disclosed to that company without their prior consent.

Except when approved by management and the Legal and Compliance Division, an employee may only record an accreditation/designation (i.e., Chartered Accountant, Certified Financial Planner) on a business card if the accreditation/designation is related to their job duties.

Licensing and accreditation

Employees must maintain (and are personally responsible for taking all necessary steps to maintain) all licenses and accreditation required to perform their duties. Employees must not act outside the scope of their registration and must comply with the applicable regulatory requirements. Employees must inform their manager immediately of any circumstances that might affect their ability to retain a license or accreditation.

Giving advice

Dealing with customers will often involve giving advice.

Employees must:

•	only give advice if their job duties include such advice giving,

•	not give advice beyond the scope of those duties or without registration, where it is required, and

•	advise customers fully, honestly and in good faith.

Customers who request investment, trust or specialized advisory services should be referred to those CIBC business units that are authorized to carry out this type of business, or encouraged to seek external advisors if CIBC does not offer advisory services in a particular field.

Most business areas that provide advice have supplementary codes, policies and/or procedures that cover requirements regarding advisory responsibilities in more detail. Employees in those business areas must ensure that they follow those codes, policies or procedures.

4.2     Confidentiality and privacy

In our industry, confidentiality is fundamental. Our customers trust CIBC with their confidential information, as do our colleagues and suppliers. To preserve and protect that trust, and to meet legal requirements, each employee has a duty to preserve and protect confidential information. An employee’s duty regarding confidentiality continues even after they leave CIBC.

The duty of confidentiality extends to information about:

•	customers, including persons who apply for products and services,

•	employees,

•	suppliers, including proprietary information owned by suppliers, and

•	CIBC.

An employee’s duty applies to all information about CIBC’s business, including marketing plans, agreements, customer lists, databases, trade secrets, intellectual property as well as information about competitive and strategic matters, and material, non-public information such as information about CIBC’s current or projected earnings and new business initiatives.

Employees must preserve the confidentiality of customer, employee, supplier and CIBC information, and access information only when they have been authorized to do so and there is a valid business reason.

Guidelines for protecting confidential information

Safeguarding confidential information is important whether it be on CIBC property, in a home office or in transit as an employee travels to and from work. When in doubt about how to handle confidential information, an employee should seek guidance from his or her manager (or the Legal and Compliance Division) before using or disclosing it.

Employees must take all reasonable steps to protect confidential information, including the following:

•	controlling access to confidential information,

•	exercising care when discussing confidential information with employees, customers, and other third parties (including family members and friends),

•	not discussing confidential information in public places, such as airplanes, elevators and restaurants,

•	keeping documents in the workplace safe and away from areas where they can be lost, stolen or viewed by CIBC employees without a need to know, or by outsiders, and taking steps to secure sensitive information when an employee’s desk is unattended,

•	safeguarding documents being taken away from the office,

•	being aware that conversations on cellular phones and communications over the Internet may not be confidential and acting accordingly,

•	ensuring the correct fax number or e-mail address of recipients is used when sending, using a secure fax line where appropriate and obtaining appropriate authority from the customer to communicate electronically,

•	determining whether confidential information should be shredded or otherwise made inaccessible prior to disposal,

•	not leaving computers unattended and accessible to CIBC employees without a need to know or to outsiders, and logging off computers at the end of the day or when away from the workplace, and

•	not sharing confidential information about CIBC with companies that are, or may be, seeking to provide products or services to CIBC, except as required in any bidding process.

Privacy of customer information

CIBC’s privacy standards are a commitment to protect and preserve the privacy of our customers. To properly uphold the standards, employees must be familiar with and follow these requirements, which include:

•	communicating the standards to customers, and

•	respecting customer consent regarding use of their information, including use for marketing purposes.

Employees must not only be, but be seen by their customers and the community to be, above reproach, and they must conduct themselves at all times so as to meet this level of trust. In this context, account inquiries should only be performed in conjunction with normal business activities or with the direct invitation or authorization of the customer. Unsolicited or unauthorized inquiries about a customer’s account or information (including those of another employee) outside such normal business activities, including out of curiosity, are considered to be an “invasion of privacy” and will not be tolerated. CIBC may monitor employee queries concerning customer accounts for compliance with these requirements.

Within a CIBC company (the Bank or one of its subsidiaries), an employee must only communicate customer and other confidential information on a “need to know” basis.

Employees may not disclose customer information to anyone outside the CIBC company for which they work (including disclosure to another CIBC company, except in the US and any other jurisdictions where consent is not required) except when:

•	the customer consents,

•	the disclosure is being made to a company used to process information or supply services, and the company has signed an agreement with us to preserve confidentiality and to use the information only for the permitted purpose, or

•	disclosure is necessary to protect CIBC’s interests or is required by law (except in situations where we have established procedures, this type of disclosure may not be made without first seeking advice from the Legal and Compliance Division).

Employees should presume that information about CIBC’s customers and information received from them is confidential unless they indicate otherwise. This includes information about whether or not an individual or business is a customer of CIBC. Even seemingly trivial information like this may be important to a customer or may indirectly convey important confidential information.

Employee Privacy

Employees must also respect the privacy of their co-workers in accordance with any applicable CIBC employee privacy policy. Employees who are entrusted with access to personal information of other employees must take proper steps to access such information only when there is a valid business reason to do so, to safeguard that information once it is in their possession, and to prevent unauthorized access. Employees should only collect, use and disclose personal information relating to employees in accordance with the policy.

Information security

Employees must comply with CIBC’s information security policies and procedures as they apply to their positions, as well as any specifically adopted by the business unit or region in which the employee works.

An employee’s passwords are confidential and, therefore, should be safeguarded. Employees are responsible for taking adequate precautions to protect their passwords. An employee is accountable for all computer activity initiated under their password. Many internal thefts are facilitated by employees sharing their passwords or leaving their terminals unattended.

Information requests from regulators and legal authorities

CIBC will comply with valid requests from legal authorities and regulators in a timely manner. It is important that employees are aware of CIBC’s practices regarding such requests.

When an employee receives a subpoena, summons, formal regulatory request or other legal demand for information (whether oral or in writing), the employee must (except where established procedures exist in the business area) seek guidance from the Legal and Compliance Division before:

•	discussing any information with the requesting party or confirming that any particular information exists,

•	providing the information requested, or

•	telling any affected employees, customers or suppliers about the request/demand.

Any unwarranted disclosure of information may amount to a breach of CIBC’s duty of confidentiality and may expose CIBC to liability.

In addition, the Compliance Department must be immediately informed of any communications from regulators indicating potential or actual non-compliance with regulations.

4.3     Inside information and personal securities trading

In the course of employment with CIBC, an employee may come into possession of non-public information (often referred to as “inside information”). Handling this information requires that the requirements outlined below be strictly followed. If not, it could result in conviction for an offence under the laws of most jurisdictions. Possible penalties include substantial fines, return of any profits earned as a result of use of such information and/or imprisonment. Breaching these requirements may also subject CIBC and/or the employee to civil liability, which also carries monetary penalties.

Definition of inside information

Inside information is material, non-public information about a public company. “Material” means that the information would likely influence a person’s decision to buy or sell securities of that company or another public company; in other words, information which would likely affect the price of those securities. Information ceases to be inside information only when it has been widely disclosed to the public or is no longer material.

Inside information may be about CIBC, its subsidiaries, customers, suppliers or any other public company. It can include information about a possible take-over or merger, issuance of securities, change in dividends, litigation, product innovation, change in operating results, refinancing, forecasts or a change in executive management. It can also include information about one company that may affect the price of securities of another company.

Restrictions when inside information is held

If an employee has inside information about a public company, the employee must not deal, execute or recommend transactions in any securities of that company or a related company on behalf of anyone. This includes transactions for the employee, CIBC, a customer, another employee, a friend, a relative or a company in which the employee has an interest.

An employee must not procure, influence or counsel any person or company to recommend, deal or execute transactions in securities about which the employee has inside information.

An employee may not accept a securities order from a customer if the employee has reason to believe that the customer is acting on inside information.

Disclosing inside information to others

In most cases, inside information about a public company cannot be shared with anyone. The only time it is permissible is when it is in the necessary course of that company’s business and CIBC has been engaged to provide services to that company. If an employee finds that the course of business requires CIBC to disclose inside information, the employee must advise the recipient that the information provided is inside information. The recipient must also be informed that they are subject to the same restrictions on disclosing the inside information to other parties.

When dealing with inside information, employees should exercise caution with voice mail or e-mail messages to ensure that confidentiality is preserved. When using e-mail, employees should assess whether encryption or other protection is warranted under the circumstances.

Information barriers

As a diversified financial institution, different business areas within CIBC may be involved in different ways with a public company. One business area may have material, non-public information about a public company, while another business area may be involved in buying and selling securities of that company on behalf of customers. To enable different business areas to carry on these functions, internal information barriers (also known as “Chinese Walls”) are established.

These barriers consist of procedures that are implemented in a business area to ensure confidentiality of the information is maintained within the area, and is not disclosed to anyone without a need to know. Employees who are subject to these procedures must ensure that they are strictly followed at all times. Many areas involved in the securities business will have supplemental codes which address this topic in further detail.

Personal securities trading

Employees must recognize and avoid any conflict of interest in their personal securities trading.

Generally, an employee may not personally trade in or advise others regarding trading in securities in a company in which they:

•	have or support account relationship/management responsibilities (subject to certain exceptions – employees should check the procedures governing their area), or

•	are involved with a transaction on behalf of CIBC, or

•	may have direct or indirect access to confidential or inside information on that company.

Directors and officers of CIBC (including subsidiary companies) are prohibited under the Bank Act from selling, directly or indirectly, securities issued by CIBC or its affiliates that are not owned or fully paid for. They are also prohibited from buying or selling a call or a put option in respect to securities issued by CIBC or its affiliates.

An employee may not execute a personal securities transaction if it involves a conflict of interest or the appearance of a conflict with a customer, supplier or CIBC.

If an employee engages in personal trading while at work, they must ensure that it does not interfere or conflict with their regular job duties.

An employee should presume that any non-public information they know about a company is inside information when entering into a personal securities transaction. If this information could in any way be material, the employee must not trade.

Employees who customarily come into possession of inside information may be issued specific guidelines that govern their personal trading, to manage risks regarding inside information. Employees to whom those guidelines apply must ensure that they carefully adhere to them.

Finally, employees should check any supplemental codes or policies and procedures relating to personal investments applicable to their particular region or business unit, since in many cases additional restrictions have been imposed (e.g., pre-clearing transactions and holding periods).

4.4     Tied selling

CIBC is committed to ensuring that it does not engage in tied selling. No customer should ever be refused a financial service product for which they qualify – in particular, but not limited to a loan – because they do not want to transact other business with CIBC.

Employees may not sell or offer a product or service – including a loan – on the condition that a customer is required to:

•	bring other business to CIBC,

•	purchase other products or services from CIBC, or

•	refrain from using a competitor’s products or services.

Employees may use cross selling and relationship pricing when applicable, but only to the extent permitted in the jurisdiction in which they operate. Employees having any question as to the permissibility of this activity (or to the extent uncertainty exists in any specific context) should consult the Legal and Compliance Division in advance.

Cross-selling or relationship pricing enables the offering of favourable terms to customers when they purchase a package of products. In Canada, after selling one product, employees can and should make the customer aware of the more favourable terms that are available for a package of products. This is a common and entirely acceptable practice in Canada and, when used correctly, can greatly benefit both the customer and CIBC. Employees outside Canada should consult the Legal and Compliance Division in advance of any such activity if they are not familiar with the rules applicable in their respective jurisdictions.

CIBC does have an obligation to manage credit risk prudently. Where credit risk management practices require, CIBC may make it a condition of credit that the customer not borrow from another financial institution. In appropriate cases, this is not tied selling, but a good lending practice.

4.5     Anti-competitive practices

Anti-competitive behaviour

Competition fosters a fair and effective financial services industry. To ensure fair competition, it is CIBC’s policy not to participate in any behaviour that will unduly lessen competition.

Accordingly, employees are expected to comply with competition legislation and may not agree with other financial institutions or businesses to (i) fix interest rates, prices, charges or types of services or (ii) avoid competing for customers in particular product categories or geographic markets.

Competition guidelines are very complex and there are certain exceptions to these general principles regarding anti-competitive activity, including exceptions for syndicated credit facilities and securities underwriting. Should an employee have any concerns about proposed dealings with competitors, he or she should contact the Legal and Compliance Division.

Fair competition

Marketplace and customer data are important in our business. CIBC can and does gather this type of information that may include information about its competitors and how they do business. This information is obtained through legal and ethical channels.

CIBC does not communicate, acquire or use trade secrets of others, unless it has acquired the legal rights to do so. Accordingly, employees may not engage in illegal or unethical activities to gain proprietary information, such as inducing an employee of a competitor to provide confidential information or inducing another employee of CIBC to engage in such activity.

4.6     Electronic communication

Communicating through electronic channels and voice mail

As with written mail, employees must ensure that the content of electronic and voice mail messages is accurate and consistent with the Code, and other policies and procedures to which they are subject.

Employees are prohibited from leaving or sending messages that are profane, illegal, unethical, offensive, discriminatory, harassing or abusive.

When communicating outside of CIBC, employees should use discretion when leaving confidential telephone messages because other parties could access them.

When using Internet e-mail, employees should be aware that this is not a secure medium in which to send confidential information. Unencrypted messages sent through the Internet are accessible to anyone who comes into contact with them, so employees should assess whether encryption or other protection is warranted under the circumstances. Employees should use caution to ensure they have the correct e-mail addresses of recipients prior to transmitting information via the Internet.

An employee may not participate in Internet chat rooms or newsgroups in discussions relating to CIBC, its customers or its securities, nor utilize e-mail or the Internet to disseminate rumors, particularly if they involve another company, a regulatory investigation or information that could have a detrimental affect on another business or which appears to be confidential in nature. Employees must also follow the principles regarding CIBC’s image (found in Section 5.5 of the Code.)

E-mail and voice mail are essential ways to communicate with employees, customers, suppliers and other parties. Although all e-mail, voice mail and Internet facilities supplied by CIBC are its property, CIBC recognizes that incidental or occasional personal use is unavoidable. E-mail facilities include both CIBC’s internal e-mail system and e-mail accessed through the Internet.

CIBC reserves the right to access, store and monitor both internal and external e-mail and voice mail, including stored messages, as well as Internet usage and to restrict use, without prior notice. E-mail and voice mail messages within CIBC may be seen or heard by other employees on occasion, and in some cases, they may be subject to production in legal proceedings. Employees using these communication channels should be aware of, and abide by, relevant CIBC policies and guidelines. The availability of new technology does not dispense with an employee’s responsibility to act and communicate professionally at all times.

Accessing information

CIBC recognizes that there is a wealth of information available through the Internet. Good judgement should be exercised when utilizing these channels, including determining the content of a communication, the web-sites you visit and the security of the information you transmit or receive. Employees should keep in mind that when visiting a web-site, it is probable that the fact that “CIBC” visited the site could become known.

Employee use of the Internet on computers provided by CIBC is also subject to review for compliance with CIBC policies.

Employees may not access, download or distribute information from the Internet that could harm CIBC’s reputation, involve harassment, or is inappropriate in the workplace. This applies in particular to information that may be offensive, discriminatory or harassing, including pornography. Accordingly, CIBC reserves the right to block access to certain Internet sites.

4.7     Maintaining records

Complete and accurate records help CIBC maintain and build customer and employment relationships and manage its business within appropriate risk management guidelines. Without them, the integrity of an employee’s work is compromised, as is the trust of CIBC’s customers.

Employees must:

•	exercise care and diligence in maintaining all documentary and electronic records, both for customers and employees,

•	follow all applicable record-keeping policies and procedures, including obtaining all required information, verifying it as required, recording it accurately, and retaining it for the periods specified in CIBC’s record retention policies,

•	never make false or misleading entries,

•	not misrepresent assets or liabilities in an application nor enter incorrect or misleading information to bypass account-opening requirements or facilitate the sale of a product or service,

•	never establish or operate a fictitious account or use an account for purposes other than that for which it was intended,

•	not conceal any unrecorded account, fund, asset or liability,

•	never sign, forge, tamper with, or cut and paste the signature of a customer or anyone else, even with their consent,

•	not generally use or accept documents signed in blank and must not witness any document unless they have actually seen the document signed, and/or

•	never destroy, alter or falsify any records that are potentially relevant to a violation of law or any litigation or pending, threatened or foreseeable government or judicial investigation or proceeding.

5 Protecting CIBC’s Assets

5.1     CIBC’s assets

Many of CIBC’s documented procedures require employees to perform activities designed to ascertain and understand the facts and risks relating to a customer, potential customer or proposed transaction. This process is often referred to as the conducting of “due diligence”. Failure to carry out due diligence can lead to losses in several ways, such as giving criminals access to CIBC services, poor credit quality or acceptance of worthless security as loan collateral, or litigation in connection with a securities offering. Losses from incomplete or otherwise inadequate due diligence tend to exceed those from other sources, and the consequences for employees will reflect this.

When an employee deliberately inputs false, inaccurate or misleading information into bank records/systems, this is dishonest and may be considered a criminal activity.

CIBC’s facilities, equipment, supplies and name should normally only be used for conducting CIBC business.

An employee may not remove any CIBC property from CIBC premises, except with their manager’s authorization. If an employee has been authorized to use CIBC property off-site, they must keep the property safe by knowing and following CIBC’s security policies and procedures.

Any products or information revealed to an employee and materials obtained by an employee in the course of their employment by CIBC constitute the property of CIBC. This includes products, proposals, transactions, applications, customer lists, records, contact information, marketing materials, pricing information, business plans and other items or information that an employee is exposed to in the course of employment with CIBC (hereafter referred to as “Property”). Employees are expected to return all Property to CIBC on the termination of their employment, and following their termination, to refrain from using or disseminating such Property. CIBC reserves and expects to pursue its rights vigorously with respect to the retrieval of Property or any unauthorized use of Property.

5.2     Computer resources

CIBC’s computer network is a fundamental tool for conducting its business. Care should be taken to protect our network, including laptop computers, software and data, from accidental or deliberate destruction or disclosure of private and confidential information.

An employee may only access and use CIBC’s computer resources if they have prior authorization, and the use is part of their regular duties with CIBC.

Software should not be loaded on CIBC computers for personal use, unless approved by management.

An employee may use computer resources when working at home provided that their manager has approved of such use and all confidential information is protected from unauthorized access, theft, misuse, loss or corruption.

CIBC licenses software and other intellectual property for use by employees. These licenses often restrict the manner in which the products can be used or copied, and it is illegal to use or copy contrary to those terms. An employee must use software and other intellectual property consistent with license terms, including copying and using software for personal use.

CIBC has important policies that govern use of computer resources, including such policies as the Information Security Policy and the Acceptable Use of Computing and Networking Facilities Policy. Employees are expected to be familiar with and to adhere to the requirements of these and other related policies.

5.3     Dealing with our suppliers

In many situations, CIBC purchases goods or services from suppliers. Employees involved in making those arrangements need to understand and follow the procedures and expense policies in their business area regarding contracts with suppliers.

Treatment and selection of suppliers

At CIBC, suppliers are treated fairly and equitably and their selection is based strictly on value, quality, service and price. CIBC strives to deal with suppliers who have high standards of business conduct that are similar to CIBC’s standards.

Conflicts of interest

Employees must avoid the potential conflicts of interest with suppliers that are outlined elsewhere in the Code. An employee may not participate on behalf of CIBC in the selection of a supplier if the employee, a relative or close personal friend has an interest in one of the suppliers under consideration.

Processing customer information

When using suppliers to process customer or employee information, CIBC will establish the identity and integrity of the provider and ensure the provider agrees to:

•	maintain a level of privacy, confidentiality and security over the information equivalent to that of CIBC,

•	allow CIBC to examine its confidentiality and security arrangements,

•	retain the information only as long as needed to perform the services,

•	use the information only for CIBC purposes, and

•	provide any further information or documentation to satisfy regulatory requirements.

Outsourcing requirements

Certain regulatory requirements apply when CIBC enters into an agreement to have a supplier or business partner perform material business functions that CIBC would otherwise perform itself. Employees must ensure that CIBC complies with those outsourcing requirements. For further information, employees should consult CIBC’s Outsourcing Policy.

5.4     Directorships in subsidiaries or affiliates of CIBC

Proposals to appoint employees of CIBC to the board of directors of a subsidiary or affiliate of CIBC must be approved by the General Counsel of CIBC or designated delegate, on the recommendation of the business or functional unit (VP or above).

5.5     Expenses

While employees may claim reasonable business expenses consistent with CIBC’s expense policies, they are prohibited from making excessive, fictitious or unnecessary claims. All expense reports should be submitted on a timely basis.

Corporate credit cards and purchasing cards are intended for business use only, except with a manager’s prior approval or in an emergency situation. Employees who hold corporate credit cards are required to familiarize themselves with the established guidelines for use in their own respective regions. Employees who abuse the card in contravention of the applicable guidelines will be subject to disciplinary action, including possible dismissal.

5.6     CIBC’s image

In the eyes of CIBC’s customers and the community, each employee represents CIBC. It is the responsibility of all CIBC employees to protect the Bank’s reputation and image.

CIBC’s brand name and trademarks may only be used in accordance with corporate standards and in compliance with all legal requirements. The approval of the Legal and Compliance Division and Marketing Services must be obtained. Clearance from Corporate Communications and Public Affairs is necessary for third party endorsements or naming or brand initiatives within CIBC.

All marketing and other business activities must be conducted through authorized channels.

Employees may not use CIBC’s name, or their position with CIBC, for personal advantage in political, investment or retail purchasing transactions or similar activities. Further, they may not establish Internet web-sites promoting their CIBC business activities without senior management approval.

Speaking on behalf of CIBC

Any type of speech, communication with the media or other public statement an employee makes on behalf of CIBC must be cleared in advance with management and a representative of Communications and Public Affairs. Only specifically designated officers may discuss CIBC matters with bank analysts and institutional investors.

An employee may accept an honorarium for any speaking engagement or written presentation they make on behalf of CIBC, as long as it is within the principles regarding Gifts and outlined in the Code. However, if the honorarium is financial in nature, it must be given to CIBC.

Employees may accept an honorarium for any speaking engagement or written presentation they make on their own behalf and unrelated to their duties at CIBC, provided they do not spend work time on the preparation or delivery (without the consent of their manager). If an employee does spend work time, the honorarium should, if practical, be given to CIBC.

Personal views

Each employee has the right to publicly express their personal views as long as it is made clear that these views do not necessarily represent CIBC’s views.

Employees must make it clear that the views they express are their own and not those of CIBC when their audience knows that they are a CIBC employee.

An employee must never disclose confidential information when expressing their views publicly.

Advertising and promotional materials

Providing advertising and promotional information on behalf of CIBC is a highly regulated activity. The purpose of many of these requirements is in part to ensure that customers, investors and the public are protected against misleading statements and that customers receive sufficient information to make informed decisions. Other requirements ensure that advertisements must be in generally accepted good taste and must not infringe on copyrights and trademarks.

All advertising and promotional information must be approved in advance by the Legal and Compliance Division and/or Marketing Services, to ensure that these requirements are met. In certain jurisdictions, the prior approval of supervisory personnel with specific registrations is also required, so employees should consult with the Legal and Compliance Division if uncertain whether such a requirement applies to them.

5.7     Internal and regulatory investigations

To uphold CIBC’s commitment to Stakeholders, it is necessary for CIBC at times to conduct internal investigations for various reasons, including to comply with regulatory requests.

Employees are required to cooperate with Internal Audit & Corporate Security, Human Resources, Legal and Compliance and other areas of CIBC which audit, test or investigate issues within CIBC. Such cooperation shall include attending all necessary meetings and accurately and fully answering all questions. In connection with such an investigation, employees:

•	are prohibited from obstructing, delaying or preventing such an investigation, and

•	may not discuss with other employees or a third party the fact that they, their unit or another employee in their unit are subject to an investigation, whether in or outside their own unit, without the prior consent of the Department conducting the investigation.

No employee may attempt to retaliate or take other adverse employment action against an employee who provides information or assistance in an investigation of violations of securities or antifraud laws.

INDEX

A

anti-competitive, 27

B

benefits, 10, 11
bequests, 12
bribery, 8
business activities, 13, 22, 32

C

chinese walls, 25
confidentiality, 7, 21-25, 31
conflicts of interest, 4, 10, 15, 16, 31
controlling interest, 14
copyrights, 33
criminal actions, 4

D

delegated authorities, 20
directorships, 15, 32
disciplinary action, 5, 6, 7, 18, 32
disclosure, 9, 23, 24, 30
discrimination, 18

E

entertainment, 10, 11
expenses, 11, 32
extortion, 8

F

fines, 5, 7, 24
forgery, 8
fraud, 6, 8, 9

G

gifts, 10, 11, 33

H

harassment, 18, 19, 28

I

inside information, 24-26
intellectual property, 21, 31
investigations, 33	K

kickbacks, 8
kiting, 8

L

lecturing, 13
licensing, 4, 20

M

money laundering, 7, 8

O

offences, 6
outsourcing, 31, 32

P

penalties, 5, 7, 9, 24
political activity, 13
power of attorney, 6, 8, 12, 17
privacy, 21-23, 31
property, 12, 14, 19, 21, 28, 30, 31

R

record-keeping, 29
registration, 20, 21, 33

S

soliciting, 12, 13
stakeholders, 3, 5, 7, 33

T

tied selling, 26, 27
trademarks, 32, 33

V

violations, 4, 5, 6, 34
violence, 18, 19

W

weapons, 19
workplace, 3, 18, 19, 22, 28

Appendix 1
to
Code of Conduct

This Appendix 1 applies to the members of the Senior Executive Team of CIBC.

Any request for a waiver of the Code of Conduct may only be granted by the Audit Committee of the Board of Directors of CIBC. Any such waiver granted by the Audit Committee will be promptly disclosed as required by law and/or stock exchange requirements.